UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Hollysys Automation Technologies Ltd.

(Name of Issuer)

Ordinary Shares, par value $0.001 per share

(Title of Class of Securities)

G45667105

(CUSIP Number)

Mengyun Tang

c/o Advanced Technology (Cayman) Limited

Suite 3501, 35/F, Jardine House

1 Connaught Place, Central

Hong Kong, China

+852-2165-9000

With Copies To:

Marcia Ellis Morrison & Foerster LLP Edinburgh Tower, 33/F The Landmark, 15 Queen’s Road Central Hong Kong, China +852-2585-0888	Spencer Klein Mitchell Presser John Owen Morrison & Foerster LLP 250 West 55th Street New York, NY 10019-9601 +1-212-468-8000

October 25, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G45667105

1	Name of Reporting Persons Liang Meng
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong Special Administrative Region of People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person IN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III GP, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Ascendent Capital Partners III, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%
14	Type of Reporting Person PN

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

CUSIP No. G45667105

1	Name of Reporting Persons Advanced Technology (Cayman) Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 8,491,875
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 8,491,875
11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,491,875
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.7%*
14	Type of Reporting Person CO

*	Based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to Ordinary Shares, $0.001 par value per share (the “Ordinary Shares”), of Hollysys Automation Technologies Ltd., a company organized under the laws of the British Virgin Islands (the “Issuer”). The address of the principal executive office of the Issuer is No. 2 Disheng Middle Road, Beijing Economic-Technological Development Area, Beijing, P. R. China 100176.

Item 2.	Identity and Background.

This Schedule 13D is being filed by Mr. Liang Meng, Ascendent Capital Partners III GP Limited (“GPGP”), Ascendent Capital Partners III GP, L.P. (“GPLP”), Ascendent Capital Partners III, L.P. (“ACP III”) and Advanced Technology (Cayman) Limited (“Advanced Technology” and, together with Mr. Meng, GPGP, GPLP and ACP III, the “Reporting Persons”).

GPGP and Advanced Technology are each exempt companies organized under the laws of Cayman Islands. GPLP and ACP III are each limited partnerships organized under the laws of Cayman Islands. Mr. Meng is a citizen of Hong Kong Special Administrative Region of People’s Republic of China. The business address for each Reporting Person is Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong.

Advanced Technology is the holder of the 8,491,875 Ordinary Shares reported as beneficially owned in this Schedule 13D. ACP III holds 100% of the equity interests in Advanced Technology. GPLP is the sole general partner of ACP III. GPGP is the sole general partner of GPLP and is exclusively responsible for making final decisions related to the acquisition, structuring, financing and disposal of ACP III’s investments, including as held by Advanced Technology, in each case in accordance with the investment guidelines set out in ACP III’s constitutional documents. Mr. Liang Meng holds 100% of the equity interests in and manages GPGP.

The principal business of Advanced Technology and ACP III is investment management. The principal business of GPLP is to serve as the general partner of ACP III. The principal business of GPGP is to serve as the general partner of GPLP. Mr. Liang Meng is Ascendent Capital Partners’ Founding Managing Partner and Chief Executive Officer.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the name, business address, principal occupation and citizenship of the respective executive officers and directors of GPGP and Advanced Technology, required by Item 2 of Schedule 13D, is provided on Appendix A and is incorporated by reference herein.

During the last five years, none of the Reporting Persons or the persons listed on Appendix A have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Advanced Technology purchased an aggregate amount 8,491,875 Ordinary Shares for an aggregate purchase price of approximately US$177 million.

The funds used by Advanced Technology to purchase the Ordinary Shares came from its working capital.

The Reporting Persons anticipate that an aggregate amount of approximately US$1.39 billion will be expended in acquiring all of the outstanding Ordinary Shares not currently held by the Reporting Person (“Publicly Held Shares”) at US$26 per Ordinary Share in cash.

It is anticipated that the funding for the purchase of the Publicly Held Shares will be provided by a combination of debt and equity financing. It is anticipated that equity financing will be provided by one or more limited partnerships for which GPLP serves as the sole general partner and is responsible for making recommendations related to the acquisition, structuring, financing and disposal of such limited partnership’s investments, in accordance with the investment guidelines set out in such limited partnership’s constitutional documents. It is anticipated that debt financing will be provided by a bank.

Item 4.	Purpose of Transaction.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

On November 6, 2023, the Reporting Persons submitted a letter to the Special Committee of the Board of Directors of the Issuer (a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein) and expressed their intention to actively pursue an acquisition of the Issuer. The Reporting Persons have proposed a non-binding, all-cash offer of US$26 per share, which values the Issuer at approximately US$1.61 billion. The Reporting Persons may also acquire additional Ordinary Shares through open market purchases and private agreements.

The Reporting Persons support the efforts by other shareholders to cause a special meeting of the shareholders (a “Special Meeting”) to be held. The Reporting Persons request that the Special Meeting be held no later than December 1, 2023.

The Reporting Persons intend to continuously review their investment in the Issuer, and, notwithstanding anything contained herein, the Reporting Persons specifically reserve the right to change their intention with respect to any or all of such matters. In reaching any decision as to their course of action (as well as to the specific elements thereof), the Reporting Persons currently expect that they would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Persons; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. The Reporting Persons may in the future determine to dispose of all or a portion of the securities of the Issuer owned by the Reporting Persons or to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a)−(j) of Item 4 of Schedule 13D, including a merger or other extraordinary corporate transaction involving the Issuer, the delisting of the Issuer’s securities from the NASDAQ Global Select Market, and a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

(a)-(b)

The information on Items 7 to 11 and 13 on the cover pages of this Schedule 13D is incorporated by reference herein. The percentage set forth in row 13 is based on 62,021,930 Ordinary Shares outstanding as of June 30, 2023, as provided in the Issuer’s Form 20-F filed with the Securities and Exchange Commission on September 20, 2023.

As a result of the relationships described in Item 2, each of the Reporting Persons may be deemed to share beneficial ownership of and the power to vote or direct the vote of and to dispose or direct the disposition of the securities reported herein.

(c)

The transactions in Ordinary Shares by Advanced Technology during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

Each of the transactions set forth in Schedule A were effected on the open market. The Reporting Persons hereby undertake to provide upon request to the staff of the Securities and Exchange Commission, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transactions were effected.

Other than the transactions disclosed above, there were no transactions in Ordinary Shares effected during the sixty days prior to the date hereof by the Reporting Persons.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

99.1	Letter to the Special Committee of the Board of Directors of Hollysys Automation Technologies Ltd., dated as of November 6, 2023

99.2	Joint Filing Agreement, dated as of November 6, 2023

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2023

Liang Meng

/s/ Liang Meng

Ascendent Capital Partners III GP Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III GP, L.P.
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Ascendent Capital Partners III, L.P.
By: Ascendent Capital Partners III GP, L.P., its General Partner
By: Ascendent Capital Partners III GP Limited, its General Partner

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

Advanced Technology (Cayman) Limited

By:	/s/ Liang Meng
Name:	Liang Meng
Title:	Director

APPENDIX A

Set forth below is a list of each executive officer and director of Ascendent Capital Partners III GP Limited and Advanced Technology (Cayman) Limited, including the name, citizenship, business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each individual.

ASCENDENT CAPITAL PARTNERS III GP LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Liang Meng, a citizen of Hong Kong Special Administrative Region of People’s Republic of China	Investment management

Founding Managing Partner and Chief Executive Officer, Ascendent Capital Partners

Director, Ascendent Capital Partners III GP Limited
	Director, Advanced Technology (Cayman) Limited	Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong, China

Ellen Janet Christian, a citizen of Cayman Islands	Investment management Director, Ascendent Capital Partners III GP Limited	One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands

Samit Ghosh, a citizen of Cayman Islands	Investment management Director, Ascendent Capital Partners III GP Limited	One Nexus Way, Camana Bay, Grand Cayman KY1-9005, Cayman Islands

ADVANCED TECHNOLOGY (CAYMAN) LIMITED

Name and Citizenship	Present Principal Occupation (principal business of employer)	Business Address
Liang Meng, a citizen of Hong Kong Special Administrative Region of People’s Republic of China	Investment management

Founding Managing Partner and Chief Executive Officer, Ascendent Capital Partners

Director, Ascendent Capital Partners III GP Limited
	Director, Advanced Technology (Cayman) Limited	Suite 3501, 35/F, Jardine House 1 Connaught Place, Central, Hong Kong, China

SCHEDULE A

Transactions in Ordinary Shares During the Past Sixty Days

Name of Reporting Person	Nature of Transaction	Date of Transaction	Amount of Securities Purchased/(Sold)	Weighted Average Price Per Share ($)
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	9/28/2023	22,351	$19.14
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	9/29/2023	532,192	$20.01
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/3/2023	16,283	$20.45
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/4/2023	24,357	$20.91
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/5/2023	19,336	$20.90
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/6/2023	16,189	$20.72
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/10/2023	10,385	$20.83
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/11/2023	2,110,000	$22.03
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/25/2023	2,000,000	$21.03
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/26/2023	1,688,675	$20.76
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/27/2023	1,050,000	$21.02
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/30/2023	29,517	$20.72
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	10/31/2023	278,325	$20.93
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	11/1/2023	15,386	$20.74
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	11/2/2023	16,449	$20.76
Advanced Technology (Cayman) Limited	Purchase of Ordinary Shares	11/3/2023	320,793	$21.01